August 16, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Room 4561
Washington, DC 20549
Attn:	Kathleen Collins
April Coleman

	Re:	McAfee, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005, Filed March 1, 2006
Form 8-K Filed February 9, 2006
Form 8-K Filed February 17, 2006
Form 8-K Filed April 27, 2006
Form 8-K Filed May 23, 2006
Form 8-K Filed May 30, 2006
Form 8-K Filed June 9, 2006
Form 8-K Filed July 27, 2006
Form 8-K Filed July 27, 2006
File No. 001-31216
Ladies and Gentlemen:
     On behalf of McAfee, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 4, 2006 relating to the Company’s above-referenced filings.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.
Form 8-K filed February 9, 2006, Form 8-K filed February 17, 2006, Form 8-K filed April 27, 2006 and Form 8-K filed July 27, 2006
1.	Revise your disclosures in the press releases to eliminate all references to “pro forma” net income, “pro forma” results. The information you have presented throughout the press release should be referred to as “non-GAAP” and not “pro forma.” Pro forma has a significantly different meaning as defined by generally accepted accounting principles and SEC rules than that used in your presentation.
     The Company notes the Staff’s comment and agrees that the term “pro forma” has a specific meaning in current accounting literature as indicated in Article 11 of Regulation S-X. Accordingly, the Company will refrain from using the “pro forma” term when referring to any non-GAAP financial measures in future earnings releases.
2.	We believe the non-GAAP operating statement columnar format appearing under Item 9.01 of the above-listed Forms 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.
     The Company notes the Staff’s comment and in future earnings releases will remove the non-GAAP income statement columnar format used in its prior earnings releases, and will revise its disclosures of non-GAAP financial measures to meet the requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
     The Company has set forth in Attachment A hereto a representative revision of its non-GAAP to GAAP income statement reconciliation using the financial results from its earnings release for the second quarter ended June 30, 2006, which will replace the income statement columnar format the Company has used in prior earnings releases and furnished with the above-referenced Forms 8-K. The Company plans to utilize the format set forth on Attachment A to reconcile non-GAAP results to corresponding GAAP results in future earnings releases.
3.	We note your use of non-GAAP measures under Item 9.01 of the Forms 8-K noted above and we further note your disclosure that “the Company believes that the above pro forma information provides useful information to management and investors regarding financial and business trends relating to its financial condition and results of operations.” Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each non-GAAP measure presented;
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
     The Company advises the Staff that it supplements its GAAP financial measures with non-GAAP financial measures because it believes the information assists management and investors in understanding, managing and evaluating the business and, therefore, supports more informed operating and investment decisions. The Company’s management uses these non-GAAP financial measures to make operational and investment decisions, to evaluate the Company’s performance, to forecast, and to determine compensation. These non-GAAP financial measures are data requested by our institutional investors to assist in assessing the Company’s performance and in writing their reports. Moreover, the non-GAAP information provided is intended to present the results of ongoing operations from period to period consistently and in a manner that highlights meaningful trends to the Company’s future operations. These non-GAAP measures also include data specifically requested by investment analysts to assist in the preparation of their reports and serve as the primary basis for the Company’s planning and forecasting processes, as well as the Company’s compensation plans. While the Company’s management reviews monthly reports on a non-GAAP basis and uses these non-GAAP measures as a tool to enhance their understanding of aspects of the Company’s financial performance and future prospects, senior management does not consider these measures to be a substitute for, or superior to, the information provided by GAAP financial measures. Consistent with this view, the Company’s senior management believes that disclosing non-GAAP financial measures to investors enables investors to see the Company through the eyes of management. The Company’s management believes that such supplemental data, when considered together with corresponding GAAP financial measures, allows for greater transparency in the review of the Company’s financial and operational performance. The Company believes the non-GAAP information is particularly useful in highlighting the impact of certain changes to the business resulting from events such as acquisitions, extraordinary events or unplanned charges, and the adoption of SFAS 123R.
     The Company has specifically identified the following items for exclusion in its non-GAAP financial measures:

•	Stock-based compensation charges consist of non-cash charges relating to employee stock options, restricted stock awards and units, and employee stock purchase plan purchases determined in accordance with APB 25 and SFAS 123R, beginning January 1, 2006. Because of varying available valuation methodologies, subjective assumptions and the variety of award types, the Company believes that the exclusion of stock-based compensation allows for more accurate comparisons of our operating results to our peer companies, and for a more accurate comparison of our financial results to previous periods. In addition, the Company believes it is useful to investors to understand the specific impact of the application of SFAS 123R on our operating results.

•	Amortization of purchased technology and intangibles expense are non-cash charges that can be impacted by the timing and magnitude of the Company’s acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and/or predicting its earnings trends, and therefore excludes such charges when presenting non-GAAP net income. The Company believes the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of other companies in its industry.

•	SEC and compliance costs are charges related to discrete and unusual events where the Company has incurred significant compliance costs and which, in the Company’s view are not ordinary course. Recent examples of such charges include (i) the Company’s engagement through September 2006 of independent consultants to examine and recommend improvements to its internal controls to ensure compliance with federal securities laws as required by the Company’s January 2006 settlement with the SEC, and (ii) costs related to the currently ongoing special committee investigation into the Company’s past stock option practices. The Company’s management excludes these costs when evaluating its ongoing performance and/or predicting its earnings trends, and therefore excludes these charges when presenting non-GAAP net income. Further, the Company believes it is useful to investors to understand the specific impact of these charges on its operating results.

•	Restructuring charges include excess facility and asset-related restructuring charges and severance costs resulting from reductions of personnel driven by modifications to the Company’s business strategy, such as acquisitions or divestitures. These costs may vary in size based on a particular restructuring plan. In addition, the Company’s assumptions are continually evaluated, which may increase or reduce the charges in a specific period. The Company’s management excludes these costs when evaluating its ongoing performance and/or predicting its earnings trends, and therefore excludes these charges when presenting non-GAAP net income.

•	Retention bonuses and severance payments related to acquisitions vary significantly in size and amount and are disregarded by the Company’s management when evaluating and predicting earnings trends because these charges are specific to prior acquisitions, and are therefore excluded by the Company when presenting non-GAAP net income.

•	Gain or loss on sale of assets and technology relate to the sale or disposal of assets or product lines of the Company. These gains or losses can vary significantly in size and amount. The Company’s management excludes these costs when evaluating its ongoing performance and/or predicting its earnings trends, and therefore excludes these charges when presenting non-GAAP net income. In addition, in periods where the Company realizes gains or incurs losses on the sale of assets and/or technology, the Company believes it is useful to investors to highlight the specific impact of these charges on its operating results.

•	In-process research and development constitute non-cash charges that vary significantly in size and amount depending on the business combination and, therefore, is disregarded by the Company’s management when evaluating its ongoing performance and/or predicting its earnings trends, and are therefore excluded by the Company when presenting non-GAAP net income. Further, the Company believes it is useful to investors to understand the specific impact of these charges on its operating results.

•	Provision for income taxes is our GAAP provision that must be added back to GAAP net income to reconcile to non-GAAP income before taxes. The effective tax rate differs from the statutory rate primarily due to the impact of foreign tax credits and lower effective rates in some overseas jurisdictions.

•	Non-GAAP provision for income taxes. The company’s management used a 27% and 25% non-GAAP effective tax rate to calculate non-GAAP net income in 2006 and 2005, respectively. Management believes that the 27% and 25% effective tax rates in each respective period are reflective of a long-term normalized tax rate under the global McAfee legal entity and tax structure as of the respective period end.
     The Company notes the Staff’s comment and advises the Staff that, after reviewing its historic earnings release disclosure in light of the Staff’s comment, and in the interest of improving future disclosure, the Company intends to further enhance its future disclosure relative to non-GAAP measures to include the substantive reasons why management believes the non-GAAP financial measures provide useful information to investors, to clearly define why each item is excluded, and to explain the important limitations associated with the use of the non-GAAP measures, beginning with the Company’s earnings release for the quarter ending September 30, 2006. The Company has attached a representative disclosure proposed for inclusion with future earnings releases in Attachment B hereto. The disclosure will precede the “Reconciliation of GAAP to Non-GAAP Financial Measures” in future earnings releases. In developing the proposed disclosure in Attachment B, the Company has reviewed, and believes it complies with, the guidance provided in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
4.	We note that the Company is unable to provide a non-GAAP to GAAP reconciliation of projected first quarter and full year 2006 net earnings and net earnings per share because such amounts are not known or cannot be reasonably estimated. If you are unable to estimate such amounts for reconciliation purposes, then please explain how you are able to provide non-GAAP information in your Financial Outlook disclosures of your earnings release.
     Historically, the Company has not provided non-GAAP to GAAP reconciliations of future projections of net income and net income per share due to inherent uncertainties and difficulties making predictions about the expected future levels of certain charges that the Company typically excludes when calculating non-GAAP net income. Also, historically this has not been something specifically requested by institutional investors. Nonetheless, in its future earnings releases, the Company will provide future guidance of both GAAP net income and non-GAAP net income, and will provide a non-GAAP to GAAP reconciliation of future projections of quarterly and full year net income and net income per share (to the extent the Company provides future projections in such earnings releases). The Company has attached a representative disclosure in Attachment C hereto to illustrate how it proposes to disclose such reconciliations in the future.
Form 8-K filed on May 25, 2006, Form 8-K filed on May 30, 2006, Form 8-K filed on June 9, 2006 and Form 8-K filed on July 27, 2006
5.	We note the disclosures in the above-listed Forms 8-K with regard to your stock option activities. We further note that in May 2006 the Board of Directors initiated a voluntary review of the Company’s option granting practices during the late 1990s and early 2000s timeframe, and that you expect to restate the financial statements for at least one, and potentially several, periods. Please address the following:
•	Tell us the current status of your review, including whether you have determined the magnitude and timing of the adjustments to be made.

•	Clarify the exact periods under review, including whether the review covers option granting activities during the fiscal years covered by your most recently filed Form 10-K and subsequent interim periods.

•	Tell us how you considered the guidance in SFAS 5 with regards to including a discussion or disclosure of any loss contingencies even though the possibility of loss may be remote. In this regard, tell us what consideration you gave to including a discussion of the potential impact on the qualification of the

Company’s stock option plan; the potential for litigation by the option holders, and the potential for legal actions by IRS or any other regulatory authority.
     The investigation, which is being conducted by a Special Committee of the Board of Directors with the assistance of independent outside counsel and forensic accountants, remains ongoing, and the Company has determined neither the specific timing nor the magnitude of any restatement. However, as previously disclosed, based on information currently available, the Company believes it is more likely than not that it will restate its financial statements in at least one, and potentially several, prior periods.
     The Company advises the Staff that the investigation covers options-granting practices from 1995 to date, including the periods covered by the Company’s most recently filed Form 10-K and subsequent interim periods.
     Paragraph 10 of Statement of Financial Accounting Standards No. 5 requires the disclosure of a loss contingency when “there is at least a reasonable possibility that a loss or an additional loss may have been incurred.” The term “reasonable possibility” is defined in paragraph 3 of the statement as a “more than remote but less than likely” chance of an event or future event occurring. According to paragraph 12, loss contingencies that have a remote possibility of occurring should only be disclosed if they are characteristic of guarantees.
     When the Company filed its May 30, 2006 and June 9, 2006 reports on Form 8-K, the internal investigation into its stock option practices was exploratory. At that time, the Company had only conclusively identified one improper option granting episode involving its former General Counsel. Therefore, the Company had no basis for determining if a material loss contingency existed with respect to the qualification of its plan or any potential litigation by regulatory bodies. Based on the current status of the options investigation, the Company believes the likelihood of any litigation on the part of our option recipients is remote and would not require disclosure.
     By the time the Company announced its preliminary unaudited results for the second quarter ended June 30, 2006 on its July 27, 2006 report on Form 8-K, the Company had concluded that its previously issued financial statements should no longer be relied upon because it is more likely than not that the Company will be required to restate them in at least one, and potentially several, prior periods. However, the results of the special committee’s investigation were still preliminary, and the Company was not in a position to determine the effect any improper option grants the Company had identified would have on the plan’s qualification under the Internal Revenue Code or any additional tax liabilities the Company might incur. In fact, the press release included as an exhibit to the Company’s Form 8-K filed on July 27, 2006 specifically indicated that it had not yet determined the tax consequences.
     With respect to potential litigation by other regulatory bodies, the Company has kept them informed of the progress of its investigation and at this point, has no reason to believe they will pursue legal action against us. Although the Company is not yet able to estimate the amount of any potential liabilities it will incur or the specific areas to which those liabilities will relate, it made the following disclosure in its press release to acknowledge the existence of a contingency:
     “This review will likely result in prior period non-cash stock compensation charges and related tax effects, which could affect the preliminary unaudited second quarter 2006 results being announced today, and may also lead to other cash expenses associated with remediating this matter.”
Form 8-K filed July 27, 2006
6.	Please amend your Form 8-K to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing. We refer you to Item 4.02 (a) (3) of Form 8-K.
     The Company notes the Staff’s comment and advises the Staff that an amended Form 8-K was filed by the Company on August 16, 2006 as a result of this comment.

******
     Please acknowledge receipt of this letter (and related attachments) by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
     Please direct your questions or comments to me (phone: 650-320-4626, facsimile: 650-493-6811) or Robert G. Day (phone: 650-320-4622). In addition, we respectfully request that you provide a facsimile copy of any additional correspondence you may have to my attention as well as that of Eric F. Brown of McAfee, Inc. (facsimile: 972-963-7967). Thank you for your assistance.

Best regards, WILSON SONSINI GOODRICH & ROSATI

/s/ JEFFREY D. SAPER
Jeffrey D. Saper

cc:	Robert G. Day, Esq.
George Samenuk, McAfee, Inc.
     Chief Executive Officer
Eric F. Brown, McAfee, Inc.
     Chief Financial Officer and Chief Operating Officer
Clarence Brown, McAfee, Inc.
Director of Legal Affairs

Attachment A
McAfee, Inc. and Subsidiaries
Reconciliation of GAAP to Non-GAAP Financial Measures
(In thousands, except per share data)
(Preliminary and unaudited)

		Three Months Ended			Six Months Ended
		June 30,			June 30,
		2006		2005	2006		2005
NET REVENUE:
GAAP net revenue		$277,364		$245,382	$549,331		$481,109

GROSS PROFIT:
GAAP gross profit		$229,744		$208,526	$456,793		$405,596
Stock-based compensation charges		677		—	1,353		—
Amortization of purchased tehcnology	(B)	5,226		3,886	9,067		7,736

Non-GAAP gross profit		$235,647		$212,412	$467,213		$413,332

OPERATING INCOME:
GAAP operating income:		$27,667		$45,989	$77,872		$94,110
Stock-based compensation charges (benefits)	(A)	15,670		2,368	29,241		(924)
Amortization of purchased technology	(B)	5,226		3,886	9,067		7,736
Amortization of intangibles	(B)	2,846		3,705	5,639		7,233
SEC and compliance costs	(C)	3,352		—	3,772		—
Reimbursement from transition services agreement		—		(31)	—		(359)
Restructuring charges	(D)	568		3,676	1,119		5,972
Acquisition retention bonuses and severance	(E)	2,344		1,393	3,263		2,856
Loss (gain) on sale/disposal of assets and technology	(F)	129		(970)	153		(711)
IPR&D	(G)	460		4,000	460		4,000
Divestiture expense		—		201	—		789

Non-GAAP operating income		$58,262		$64,217	$130,586		$120,702

NET INCOME:
GAAP net income:		$31,363		$41,698	$72,253		$77,668
Stock-based compensation charges (benefits)	(A)	15,670		2,368	29,241		(924)
Amortization of purchased technology	(B)	5,226		3,886	9,067		7,736
Amortization of intangibles	(B)	2,846		3,705	5,639		7,233
SEC and compliance costs	(C)	3,352		—	3,772		—
Reimbursement from transition services agreement		—		(31)	—		(359)
Restructuring charges	(D)	568		3,676	1,119		5,972
Acquisition retention bonuses and severance	(E)	2,344		1,393	3,263		2,856
Loss (gain) on sale/disposal of assets and technology	(F)	129		(970)	153		(711)
IPR&D	(G)	460		4,000	460		4,000
Divestiture expense		—		201	—		789
Provision for income taxes	(H)	4,300		8,875	25,549		25,338

Non-GAAP income before provision for income taxes		$66,258		$68,801	$150,516		$129,598

Non-GAAP provision for income taxes	(I)	17,890		17,200	40,639		32,400

Non-GAAP net income		$48,368		$51,601	$109,877		$97,198

NET INCOME PER SHARE BASIC:
GAAP net income per share		$0.20		$0.25	$0.45		$0.48
Stock-based compensation adjustment per share	(A)	0.10		0.01	0.18		(0.01)
Other adjustments per share	(B) - (I)	0.01		0.05	0.05		0.12

Non-GAAP net income per share		$0.30	*	$0.32 *	$0.68	*	$0.60 *

SHARES USED TO COMPUTE NET INCOME PER SHARE BASIC:

GAAP shares used to compute net income per share		159,418		163,560	162,163		163,240

NET INCOME PER SHARE DILUTED:
GAAP net income per share		$0.19		$0.25	$0.44		$0.46
Stock-based compensation adjustment per share	(A)	0.10		0.01	0.18		(0.01)
Other adjustments per share	(B) - (I)	0.01		0.05	0.05		0.12

Non-GAAP net income per share		$0.30		$0.31	$0.67		$0.58

SHARES USED TO COMPUTE NET INCOME PER SHARE DILUTED:

GAAP shares used to compute net income per share		161,404		167,379	164,113		167,344

*	Non-GAAP net income per share is computed independently for each period presented. The sum of GAAP net income per share and non-GAAP adjustments may not equal non-GAAP net income per share due to rounding differences.

(1)	This presentation included non-GAAP measures. Our non-GAAP measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. For a detailed explanation of the adjustments made to comparable GAAP measures, the reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures see Items (A) through (I).
     Items (A) through (I) on the table above which are listed to the right of certain categories under “Net Income” and “Net Income Per Share” correspond to the categories explained in further detail below under paragraphs (A) through (I).
     The non-GAAP financial measures included in the table above are non-GAAP operating income, non-GAAP net income and non-GAAP net income per share, basic and diluted, which adjust for the following items: stock-based compensation, amortization of purchased technology and intangibles, SEC and compliance costs, restructuring charges, acquisition retention bonuses and severance, loss/gain on sale of assets and technology, in-process research and development, income taxes and certain other items. We believe that the presentation of these non-GAAP financial measures is useful to investors, and such measures are used by our management, for the reasons associated with each of the adjusting items as described below:
(A)	Stock-based compensation charges consist of non-cash charges relating to employee stock options, restricted stock awards and units, and employee stock purchase plan purchases determined in accordance with APB 25 and SFAS 123R, beginning January 1, 2006. Because of varying available valuation methodologies, subjective assumptions and the variety of award types, the Company believes that the exclusion of stock-based compensation allows for more accurate comparisons of our operating results to our peer companies, and for a more accurate comparison of our financial results to previous periods. In addition, the Company believes it is useful to investors to understand the specific impact of the application of SFAS 123R on our operating results.

(B)	Amortization of purchased technology and intangibles expense are non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and/or predicting its earnings trends, and therefore excludes such charges when presenting non-GAAP net income. The Company believes the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of other companies in its industry.

(C)	SEC and compliance costs are charges related to discrete and unusual events where the Company has incurred significant compliance costs and which, in the Company’s view are not ordinary course. Recent examples of such charges include (i) the Company’s engagement through September 2006 of independent consultants to examine and recommend improvements to its internal controls to ensure compliance with federal securities laws as required by the Company’s January 2006 settlement with the SEC, and (ii) costs related to the currently ongoing special committee investigation into the Company’s past stock option practices. The Company’s management excludes these costs when evaluating its ongoing performance and/or predicting its earnings trends, and therefore excludes these charges when presenting non-GAAP net income. Further, the Company believes it is useful to investors to understand the specific impact of these charges on its operating results.

(D)	Restructuring charges include excess facility and asset-related restructuring charges and severance costs resulting from reductions of personnel driven by modifications to the Company’s business strategy, such as acquisitions or divestitures. These costs may vary in size based on the Company’s restructuring plan. In addition, the Company’s assumptions are continually evaluated, which may increase or reduce the charges in a specific period. The Company’s management excludes these costs when evaluating its ongoing performance and/or predicting its earnings trends, and therefore excludes these charges when presenting non-GAAP net income.

(E)	Retention bonuses and severance payments related to acquisitions vary significantly in size and amount and are disregarded by the Company’s management when evaluating and predicting earnings trends because these charges are specific to prior acquisitions, and are therefore excluded by the Company when presenting non-GAAP net income.

(F)	Gain or loss on sale of assets and technology relate to the sale or disposal of assets or product lines of the Company. These gains or losses can vary significantly in size and amount. The Company’s management excludes these costs when evaluating its ongoing performance and/or predicting its earnings trends, and therefore excludes these charges when presenting non-GAAP net income. In addition, in periods where the Company realizes gains or incurs losses on the sale of assets and/or technology, the Company believes it is useful to investors to highlight the specific impact of these charges on its operating results.

(G)	In-process research and development constitute non-cash charges that vary significantly in size and amount depending on the business combination and, therefore, is disregarded by the Company’s management when evaluating its ongoing performance and/or predicting its earnings trends, and are therefore excluded by the Company when presenting non-GAAP net income. Further, the Company believes it is useful to investors to understand the specific impact of these charges on its operating results.

(H)	Provision for income taxes is our GAAP provision that must be added back to GAAP net income to reconcile to non-GAAP income before taxes. The effective tax rate differs from the statutory rate primarily due to the impact of foreign tax credits and lower effective rates in some overseas jurisdictions.

(I)	Non-GAAP provision for income taxes. The Company’s management used a 27% and 25% non-GAAP effective tax rate to calculate non-GAAP net income in 2006 and 2005, respectively. Management believes that the 27% and 25% effective tax rates in each respective period are reflective of a long-term normalized tax rate under the global McAfee legal entity and tax structure as of the respective period end.

Attachment B
McAFEE, INC. PROPOSED POLICY FOR EARNINGS RELEASE DISCLOSURE OF NON-GAAP FINANCIAL MEASURES
     Discussion of Non-GAAP Financial Measures
     McAfee, Inc. management evaluates and makes operating decisions using various performance measures. In addition to our GAAP results, we also consider adjusted net income and operating income, which we will refer to as “non-GAAP net income” and “non-GAAP operating income.” Non-GAAP net income and non-GAAP operating income exclude amortization of purchased technology and intangibles expense, stock-based compensation charges, retention bonuses and severance payments related to acquisitions, gain or loss on sale of assets and technology, restructuring charges (benefits), in-process research and development charges, SEC and compliance costs, provision for income taxes and certain other items. The company’s management used a 27% and 25% non-GAAP effective tax rate to calculate non-GAAP net income in 2006 and 2005, respectively. Management believes that the 27% and 25% effective tax rates in each respective period are reflective of a long-term normalized tax rate under the global McAfee legal entity and tax structure as of the respective period end.
     Non-GAAP net income is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. The presentation of this non-GAAP financial measure is not intended to be used in isolation and, moreover, it should not be considered as a substitute for net income, operating income or any other performance measure determined in accordance with GAAP. We present non-GAAP net income because we consider it an important supplemental measure of our performance. The Company’s management uses these non-GAAP financial measures to make operational and investment decisions, to evaluate the Company’s performance, to forecast, and to determine compensation. Further, management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing our company’s performance when planning, forecasting and analyzing future periods. We further believe that these non-GAAP financial measures are useful to investors in providing greater transparency to the information used by management in its operational decision making.
     In calculating non-GAAP net income, our management excludes certain items to facilitate its review of the comparability of the company’s operating performance on a period-to-period basis because such items are not, in management’s review, related to the company’s ongoing operating performance. Management uses this view of its operating performance for purposes of comparison with its business plan and individual operating budgets and allocation of resources. Additionally, when evaluating potential acquisitions, management excludes the items described above from its consideration of target performance and valuation. See the footnotes to the “Reconciliation of GAAP to Non-GAAP Financial Measures” for a discussion of the specific categories excluded from GAAP net income in the calculation of non-GAAP net income.
     We believe that the use of non-GAAP net income also facilitates a comparison of McAfee’s underlying operating performance with that of other companies in our industry, which use similar non-GAAP financial measures to supplement their GAAP results. However, non-GAAP net income has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for GAAP net income. In the future, we expect to continue to incur expenses similar to certain of the non-GAAP adjustments described above and exclusion of these items in the presentation of our non-GAAP financial measures should not be construed as an inference that all of these costs are unusual, infrequent or non-recurring. Investors and potential investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. Some of the limitations in relying on non-GAAP net income are:
•	Amortization of intangibles, though not directly affecting our current cash position, represent the loss in value as the technology in our industry evolves, is advanced or is replaced over time. The expense associated with this loss in value is not included in the non-GAAP net income presentation and therefore does not reflect the full economic effect of the ongoing cost of maintaining our current technological position in our competitive industry which is addressed through our research and development program.

•	The company regularly engages in acquisition and assimilation activities as part of its ongoing business and therefore we expect to continue to experience acquisition and retention bonuses and in-process research and development charges related to merger and acquisition activity in future periods.

•	The company’s income tax expense will be ultimately based on its GAAP taxable income and actual tax rates in effect, which may differ significantly from the 27% and 25% rates assumed in our non-GAAP financial measures for 2006 and 2005, respectively.

•	Other companies, including other companies in our industry, may calculate non-GAAP net income differently than we do, limiting its usefulness as a comparative tool.
     In addition, many of the adjustments to our GAAP financial measures reflect the exclusion of items that are recurring and will be reflected in the company’s financial results for the foreseeable future. The company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP financial measures. The company further compensates for the limitations of our use of non-GAAP financial measures by presenting comparable GAAP measures more prominently. The company evaluates the non-GAAP financial measures together with the most directly comparable GAAP financial measure.
     Investors and potential investors are encouraged to review the reconciliation of non-GAAP financial measures contained within this press release with our net income. For more information, see the consolidated statements of income and the “Reconciliation of GAAP to Non-GAAP Financial Measures” contained in this press release.

Attachment C
McAfee, Inc. and Subsidiaries
Reconciliation of Projected GAAP Revenue and Earnings per Share
to Non-GAAP Revenue and Earnings per Share
(Preliminary and unaudited)

	Q3 FY’06	FY’06
(In millions, except per share data)

Projected GAAP revenue range	$265 - $285	$1,050 - $1,150

Earnings per share reconciliation
Projected GAAP earnings per share range	$X.XX - $X.XX	$X.XX - $X.XX

Add back:
Projected stock-based compensation adjustment per share, net of tax (1)	$X.XX	$X.XX
Projected other adjustments per share, net of tax (2)	$X.XX	$X.XX

Projected non-GAAP earnings per share range*	$0.26 - $0.32	$1.20 - $1.40

*	We believe that providing a forecast of the non-GAAP items set forth above is useful to investors, and such items are used by our management, for the reasons associated with each of the adjusting items as described below.

(1)	Stock-based compensation charges consist of non-cash charges relating to employee stock options, restricted stock awards and units, and employee stock purchase plan purchases determined in accordance with SFAS 123R. Because of varying available valuation methodologies, subjective assumptions and the variety of award types, the Company believes that the exclusion of stock-based compensation allows for more accurate comparisons of our operating results to our peer companies, and for a more accurate comparison of our financial results to previous periods. In addition, the Company believes it is useful to investors to understand the specific impact of the application of SFAS 123R on our operating results.

(2)	Other adjustments include amortization of purchased technology and intangibles, SEC and compliance costs, restructuring charges, acquisition retention bonuses and severance, loss/gain on sale of assets and technology, in-process research and development, income taxes and certain other items. We exclude these expenses because we believe they are not directly related to the operation of our business. A more detailed explanation of the reasons why we exclude these categories from our GAAP net income is contained in paragraphs (B) through (I) above under the table entitled “Reconciliation of GAAP to Non-GAAP Financial Measures.”